United States securities and exchange commission logo





                           March 11, 2021

       Rick Pauls
       President and Chief Executive Officer
       DiaMedica Therapeutics Inc.
       Two Carlson Parkway, Suite 260
       Minneapolis, Minnesota 55447

                                                        Re: DiaMedica
Therapeutics Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 10,
2021
                                                            File No. 333-254089

       Dear Mr. Pauls:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Dillon
Hagius at 202-551-7976 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Amy Culbert